

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2010

VIA U.S. MAIL AND FACSIMILE

Ron E. Hooper
U.S. Trust, Bank of America Private Wealth Management
901 Main Street, 17th Floor
Dallas, Texas 75202

> **Re: Williams Coal Seam Gas Royalty Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 1-11608**

Dear Mr. Hooper:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director